Exhibit 99.1

Publication of Circular and Notice of General Meeting

London and Redwood City, Calif., June 9, 2020 – Mereo BioPharma Group plc (NASDAQ: MREO, AIM: MPH) announces that, further to the announcement regarding the completed Private Placement of $70 million (£56 million) (the “Fundraising”) made on June 4, 2020, it has today published a circular (the “Circular”) in connection with the Fundraising.

The Circular contains a notice convening a General Meeting of the Company, at which certain resolutions in connection with the Fundraising will be put to shareholders. The meeting will be held at the 4th Floor, One Cavendish Place, London W1G 0QF, United Kingdom on 30 June 2020 at 11.00 a.m. (London time). In accordance with the UK Government’s COVID-19 measures, ordinary shareholders are not expected to be allowed to attend the General Meeting in person, shareholders are therefore encouraged to submit their proxy vote electronically.

The Circular and the Notice of General Meeting will also be available for viewing on Mereo’s website at https://www.mereobiopharma.com/ngm .

Terms used in this announcement shall have the same meaning as those used in the Circular.

About Mereo BioPharma

Mereo BioPharma is a biopharmaceutical company focused on the development and commercialization of innovative therapeutics that aim to improve outcomes for patients with oncology and rare diseases. Mereo’s strategy is to selectively acquire product candidates for oncology and rare diseases that have already received significant investment from pharmaceutical and large biotechnology companies and that have substantial preclinical, clinical and manufacturing data packages. Mereo’s lead oncology product candidate, etigilimab, an anti-TIGIT, has completed a Phase 1a and Phase 1b for a range of solid tumor types and the second product candidate, navicixizumab, for ovarian cancer has been licensed to Oncologie Inc. for up to $300M in milestone payments. Mereo’s lead rare disease product candidate, setrusumab, has completed a Phase 2b dose-ranging study in adults with osteogenesis imperfecta (“OI”) and a pivotal Phase 3 study design in paediatrics has been agreed with the FDA and EMA. Mereo’s second lead product candidate, alvelestat, is being investigated in a Phase 2 proof-of-concept clinical trial in patients with alpha-1 antitrypsin deficiency (“AATD”). Mereo plans to form a strategic partnership for setrusumab prior to initiation of the paediatric pivotal study. Following successful completion of Phase 2, Mereo is seeking partnerships for its two additional clinical-stage product candidates; acumapimod for the treatment of acute exacerbations of chronic obstructive pulmonary disease (“AECOPD”), leflutrozole for the treatment of infertility and hypogonadotropic hypogonadism (“HH”) in obese men.

Additional Information

The person responsible for arranging the release of this information on behalf of the Company is Charles Sermon, General Counsel.

Mereo BioPharma Contacts:

Mereo	+44 (0)333 023 7300
Denise Scots-Knight, Chief Executive Officer

Cantor Fitzgerald Europe (Nominated Adviser and Broker to Mereo)	+44 (0)20 7894 7000
Phil Davies
Will Goode

Burns McClellan (US Public Relations Adviser to Mereo)	+01 (0) 212 213 0006
Lisa Burns
Steve Klass

FTI Consulting (UK Public Relations Adviser to Mereo)	+44 (0)20 3727 1000
Simon Conway
Ciara Martin

Investors	investors@mereobiopharma.com

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